SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2003

CE Franklin Ltd.

(Translation of registrant’s name into English)

1900, 300 — 5th Avenue S.W.
Calgary, AB. T2P 3C4

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F ☒ Form 40-F ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐ No ☒

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
NEWS RELEASE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, CE Franklin Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 11, 2003
CE Franklin Ltd.

By:
 /s/ Salvatore Secreti

Salvatore Secreti
Vice President and Chief Financial Officer

NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces significant improvement in its fourth quarter operating results

Calgary, Alberta, February 11, 2003 — CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced its results for the quarter ended, and the year ended December 31, 2002.

Net loss from continuing operations for the quarter ended December 31, 2002 was $678,000 or $0.04 per share diluted as compared to a loss of $2.3 million or $0.13 per share diluted for the quarter ended December 31, 2001.

Well completion activity, excluding dry and service wells, declined 6.3% to 3,570 wells completed for the quarter ended December 31, 2002 as compared to 3,809 wells completed for the quarter ended December 31, 2001.

Sales decreased $24.3 million, or 28.4% to $61.1 million for the quarter ended December 31, 2002. The majority of the sales decline relates to a $23.1 million decline in Tubular sales reflecting merger and acquisition activity which resulted in larger customers’ now being able to directly access steel mills coupled with the overall decline in activity levels.

General Supplies sales declined 1.1% to $45.3 million for the quarter ended December 31, 2002 despite a 6.3% decline in well completion activity. CE Franklin’s General Supplies business outperformed the market economics for the quarter end December 31, 2002 as compared to the quarter ended December 31, 2001.

Earnings before interest, income taxes, amortization and other expenses (EBITDA) improved significantly to $372,000 for the quarter ended December 31, 2002 from an EBITDA loss of $2.7 million for the quarter ended December 31, 2001. Included in the quarter ended December 31, 2001 operating results was $2.8 million in charges relating to severance, inventory provisions, restructuring and closure costs. Excluding the $2.8 million charge, the improvement in EBITDA for the quarter ended December 31, 2002 reflects an improvement in gross profit margins to 15.4% from 11.7%, and a $911,000 or 9.2% reduction in SG&A expenses.

For the year ended December 31, 2002 net loss from continuing operations was $2.5 million or $0.15 per share diluted versus a net loss from continuing operations of $1.6 million or $0.09 per share for the year ended December 31, 2001.

“CE Franklin incurred costs in 2001 and 2002 in order to restructure its business and is now positioned for growth”, said Michael West President and Chief Executive Officer. “Customer service enhancement initiatives, margin improvement, expense rationalization and leveraging the relationship with Wilson Supply have all lead to stronger performance in Q4. The Company is well positioned for market activity in 2003”.

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Conference Call and Webcast Information

A conference call to review the quarterly results, which is open to the public, will be held on Wednesday, February 12, 2003, beginning at 11:00 a.m. EST. Participants may join the call by dialing 1-888-881-4892 at the scheduled time. A recording of the entire call may be accessed by 1 p.m. EST on the same day by calling 1-877-289-8525 and entering the pass code of 233113# and may be accessed until midnight Wednesday, February 19th, 2003.

The call will also be webcast live at:
http://www.newswire.ca/webcast/viewEventCNW.html?eventID=458480 and will be available on the Company’s website at http://www.cefranklin.com.

About CE Franklin

CE Franklin is one of Canada’s largest distributors of supplies for the drilling, production, processing and pipelining of hydrocarbons. In addition to its complete range of tubular products and production equipment, including artificial lift technology, the Company sells pipe, valves, fitting and maintenance supplies and provides complete customer inventory procurement and management services through its 37 locations across Canada.

CE Franklin’s common shares trade on the Toronto Stock Exchange under the symbol CFT and on the American Stock Exchange under the symbol CFK. For additional information visit the website at www.cefranklin.com.

This news release includes forward looking statements within the meaning of section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that expected results will be achieved. Important factors that could cause actual results to differ materially from those in the forward looking statements herein include economic conditions, seasonality of drilling activity, commodity prices for oil and gas, currency fluctuations and government regulations, and other risks and uncertainties as described in the Company’s 2001 Annual Report on Form 20-F as filed with the United States Securities and Exchange Commission.

For Further Information Contact:

Sam Secreti Chief Financial Officer 403-531-5603 ssecreti@cefranklin.com

*****

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CE Franklin Ltd.
Interim Statement of Operations
(Unaudited)

	Three Months Ended		Year Ended

	December 31	December 31	December 31	December 31
(thousands of Canadian dollars, except per share data)	2002	2001	2002	2001

Sales
General supplies	45,259	45,782	177,990	223,137
Tubulars	14,455	37,577	77,138	148,030
Manufacturing	1,412	2,057	6,201	6,678

	61,126	85,416	261,329	377,845

Cost of sales
General supplies	37,075	39,323	147,245	188,871
Tubulars	13,616	35,741	72,868	140,311
Manufacturing	1,038	1,680	4,510	4,883

	51,729	76,744	224,623	334,065

Gross profit
General supplies	8,184	6,459	30,745	34,266
Tubulars	839	1,836	4,270	7,719
Manufacturing	374	377	1,691	1,795

	9,397	8,672	36,706	43,780

Other expenses (income)
Selling, general and administrative expenses	9,025	11,413	35,537	39,696
Amortization	1,091	892	4,245	3,879
Interest expense	320	343	1,099	2,031
Foreign exchange loss (gain)	(4)	82	(116)	299
Other expenses (income)	(56)	(17)	(151)	(52)

	10,376	12,713	40,614	45,853

Loss before income taxes	(979)	(4,041)	(3,908)	(2,073)
Income tax expense (recovery)
Current	48	(1,861)	(678)	(835)
Future	(349)	113	(737)	315

	(301)	(1,748)	(1,415)	(520)

Net loss from continuing operations	(678)	(2,293)	(2,493)	(1,553)
Net income from discontinued operations	—	1,089	—	2,172

Net income (loss) for the period	(678)	(1,204)	(2,493)	619

Net loss per share from continuing operations
Basic and diluted	(0.04)	(0.13)	(0.15)	(0.09)
Net income (loss) per share
Basic and diluted	(0.04)	(0.07)	(0.15)	0.04
Weighted average basic number of shares outstanding	17,178,696	17,158,091	17,172,373	17,156,964

CE Franklin Ltd.
Interim Balance Sheet
(Unaudited)

	As at December 31

(in thousands of Canadian dollars)	2002	2001

ASSETS
Current assets
Accounts receivable	36,992	38,407
Inventories	40,679	50,876
Income taxes recoverable	741	—
Other	600	500

	79,012	89,783
Property and equipment	12,757	14,963
Goodwill	7,765	8,180
Other assets	—	3

	99,534	112,929

LIABILITIES
Current liabilities
Bank overdraft	1,148	1,836
Bank operating loan	21,500	16,300
Accounts payable	16,525	25,066
Accrued liabilities	10,213	15,414
Current portion of long-term debt	297	251

	49,683	58,867
Long-term debt	299	614
Future income taxes	2,381	3,491

	52,363	62,972

SHAREHOLDERS’ EQUITY
Capital stock	19,268	19,186
Contributed surplus	13,566	13,566
Retained earnings	14,337	17,205

	47,171	49,957

	99,534	112,929

CE Franklin Ltd.
Interim Statement of Cash Flows
(Unaudited)

	Three Months Ended		Year Ended

	December 31	December 31	December 31	December 31
(in thousands of Canadian dollars)	2002	2001	2002	2001

Cash flows from operating activities
Net loss from continuing operations	(678)	(2,293)	(2,493)	(1,553)
Items not affecting cash —
Amortization	1,091	892	4,245	3,879
Gain on disposal of property and equipment	(35)	(17)	(128)	(48)
Future income taxes	(349)	113	(737)	315
Increase (decrease) in inventory reserves	440	1,092	87	1,593

	469	(213)	974	4,186
Net change in non-cash working capital balances related to operations —
Accounts receivable	2,081	10,740	1,415	23,950
Income taxes recoverable	(741)	—	(741)	4,094
Inventories	4,092	7,105	9,254	11,639
Other current assets	1,282	1,038	(100)	1,825
Accounts payable	3,085	13,813	(8,541)	(15,857)
Accrued liabilities	(8,247)	(17,659)	(5,531)	(3,320)

Net cash flows from continuing operations	2,021	14,824	(3,270)	26,517
Net cash flows from discontinued operations	—	1,473	—	2,699

	2,021	16,297	(3,270)	29,216

Cash flows from financing activities
Issuance of capital stock	—	—	82	49
Increase (decrease) in bank operating loan	1,400	(15,900)	5,200	(31,700)
Increase (decrease) in bank overdraft	(2,886)	(7,997)	(688)	(4,093)
Decrease in long-term debt	(71)	(66)	(269)	(278)
Other	—	225	—	225

	(1,557)	(23,738)	4,325	(35,797)

Cash flows from investing activities
Purchase of property and equipment	(507)	(561)	(1,234)	(2,313)
Proceeds on disposal of property and equipment	43	78	179	970
Net proceeds on disposal of Domino Machine	—	7,924	—	7,924

	(464)	7,441	(1,055)	6,581

Change in cash and cash equivalents during the period	—	—	—	—
Cash and cash equivalents — Beginning of period	—	—	—	—

Cash and cash equivalents — End of period	—	—	—	—

Cash paid (received) during the period for:
Interest on bank operating loan	308	370	1,046	2,589
Interest on long-term debt	12	18	53	60
Income taxes	(46)	(435)	247	567